As filed with the Securities and Exchange Commission on May 3, 2010

Registration No. 333-162615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BPZ Resources, Inc.

(Exact name of registrant as specified in its charter)

Texas	1311	33-0502730
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

580 Westlake Park Blvd., Suite 525

Houston, Texas 77079

(281) 556-6200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manuel Pablo Zúñiga-Pflücker

President and CEO

580 Westlake Park Blvd., Suite 525

Houston, Texas 77079

(281) 556-6200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark W. Coffin

Seyfarth Shaw LLP

700 Louisiana Street

Suite 3700

Houston, Texas 77002

(713) 225-2300

Approximate date of commencement of proposed offering to the public:

As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer”, accelerated filer “ and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒
Non-Accelerated File ☐	Smaller Reporting Company ☐
(do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share		Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value per share	1,630,776	$7.65	(1)	$12,475,436.40	$696.13	(2)

(1)                                  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and Rule 457(h)(1) under the Securities Act of 1933, as amended and based on the average of the high and low sales prices of our common stock reported on the NYSE Amex on October 19, 2009.

(2)                                  Fee previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion, dated May 3, 2010

The information in this prospectus is not complete and may be changed. The selling security holder may not sell these securities until the registration statement filed with the Securities and Exchange Commission (“SEC” or the “Commission”) is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

BPZ RESOURCES, INC.

580 Westlake Park Boulevard, Suite 525

Houston, Texas 77079

(281) 556-6200

1,630,776 Shares of Common Stock

We are registering 1,630,776 shares of our common stock, all of which are being offered by the security holder listed under the heading “Selling Security Holder.” We will not receive any of the proceeds from the sales of common stock by the selling security holder. The selling security holder may sell its shares at prevailing market prices or privately negotiated prices. Our common stock was approved for listing on the American Stock Exchange (“AMEX”), under the symbol “BZP”, and trading commenced on January 12, 2007.  Following the acquisition of the AMEX by the NYSE Euronext in October 2008, our common stock began trading on the NYSE Alternext U.S., now known as the NYSE Amex, and our ticker symbol changed to “BPZ”.  Effective October 26, 2009, we transferred the listing of our common stock from the NYSE Amex to the New York Stock Exchange (“NYSE”), where we continue to trade under the same ticker symbol “BPZ”.  As of April 29, 2010, the closing sale price of our common stock as reported on NYSE was $6.84 per share.

Investing in our securities involves a high degree of risks. See “Risk Factors” beginning on page 2 to read about factors you should consider before making an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is               , 2010

You should rely only on information contained in this prospectus and any prospectus supplement and those documents incorporated by reference herein. We have not authorized anyone else to provide you with different information. Neither we nor the selling security holder is making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

SUMMARY

This is only a summary and does not contain all the information that may be important to you. You should carefully read the more detailed information contained in this prospectus, together with the additional information described in this prospectus under the headings “Where You Can Find More Information” and “Information Incorporated by Reference.”

BPZ Resources, Inc.

BPZ Resources, Inc., (together with its subsidiaries, collectively referred to as “we, “us”, the “Company” or “BPZ” unless the context requires otherwise) a Texas corporation, is based in Houston, Texas with offices in Lima, Peru and Quito, Ecuador. We are focused on the exploration, development and production of oil and natural gas in Peru and Ecuador. We also intend to utilize part of our planned future natural gas production as a supply source for the complementary development of a gas-fired power generation facility in Peru which we expect will be partially owned by us.

We maintain a subsidiary, BPZ Exploración & Producción S.R.L. (“BPZ E&P”), registered in Peru through our wholly-owned subsidiary BPZ Energy, LLC, a Texas limited liability company, formerly BPZ Energy, Inc. (“BPZ — Texas”) and its subsidiary BPZ Energy International Holdings, L.P., a British Virgin Islands limited partnership. Currently, we, through BPZ E&P, have exclusive rights and license agreements for oil and gas exploration and production covering a total of approximately 2.2 million acres, in four blocks, in northwest Peru. Our license contracts cover 100% ownership of Block Z-1 (0.6 million acres), Block XIX (0.5 million acres), Block XXII (0.9 million acres) and Block XXIII (0.2 million acres). The Block Z-1 contract was signed in November 2001, the Block XIX contract was signed in December 2003 and Blocks XXII and XXIII contracts were signed in November 2007. Our license contracts provide for an initial exploration period of seven and potentially up to thirteen years for Block Z-1 and seven and potentially up to ten years for Blocks XIX, XXII and XXIII. The license contracts require us to conduct specified activities in the respective blocks during the exploration period. If the exploration activities are successful, our total contract term can extend up to 30 years for oil exploration and production and up to 40 years for gas exploration and production. In the event a Block contains both oil and gas, as is the case in our Block Z-1, the 40-year term applies to oil exploration and production as well.

Additionally, through our wholly-owned subsidiary, SMC Ecuador Inc., a Delaware corporation, and its registered branch in Ecuador, we own a 10% non-operating working interest in an oil and gas producing property, Block 2, located in the southwest region of Ecuador (the “Santa Elena Property”). The license agreement covering the property extends through May 2016.

We are in the process of developing our oil and natural gas reserves. We have been producing and selling oil from the CX-11 platform in the Corvina field of Block Z-1 and are in the process of satisfying the conditions to transition to commercial production in Corvina. We are also in the initial stages of appraising, exploring and developing our potential oil and gas reserves from the A platform in the Albacora field of Block Z-1 and drilled and completed our first well in December 2009. Additionally our activities in Peru include analysis and evaluation of technical data on our Blocks, preparation of the development plans for the Blocks, refurbishment of and designs for platforms to perform our drilling campaigns in the Corvina and Albacora fields in Block Z-1, procuring machinery and equipment for an extended drilling campaign, obtaining all necessary environmental and operating permits, bringing additional production on-line, seismic acquisition, obtaining detailed engineering and design of the power plant and gas processing facilities, executing a contract to purchase three LM 6000 gas fired turbines and securing the required capital and financing to conduct the current plan of operation.

At December 31, 2009, we had estimated net proved oil reserves of 37.5 MMBbls, of which 27.5 MMBbls were in the Corvina field and 10.0 MMBbls were from the Albacora field. Both fields are located in Block Z-1 offshore of northwest Peru. Of our total proved reserves, 9.9 MMBbls (26.4%) are classified as proved developed producing reserves consisting of 13 wells and 27.6 MMBbls (73.6%) are classified as proved undeveloped reserves consisting of 22 future wells. See “Supplemental Oil and Gas Disclosures (Unaudited)” in our consolidated financial statements in our Form 10-K for the year ended December 31, 2009 incorporated by reference herein for further information.

The table below sets forth net quantities of proved developed and undeveloped reserves of crude oil, standardized measure of future net cash flow and other information related to BPZ Resources, Inc.  The estimates of our reserves at December 31, 2009, are based on the report prepared by Netherland, Sewell & Associates, Inc. (“NSAI”), an independent reserve engineering firm, covering a portion of the Company’s Block Z-1 Corvina offshore field located in northwest Peru.

BPZ Resources, Inc. (As of December 31, 2009)(1)
(in MBbls)
Proved Developed Producing	4,298
Proved Developed Not Producing	5,614
Proved Undeveloped	27,572
Total Proved Reserves	37,484
Standardized Measure of Discounted Future Net Cash Flows, Discounted @ 10% (PV-10) (in thousands) (2)	$738,559

(1)                                 These estimates are based upon a reserve report prepared by NSAI, independent petroleum engineers.  NSAI used internally developed reserve estimates and criteria in compliance with SEC guidelines based on data provided by us.

(2)                                 Future income taxes have been estimated utilizing the tax rate applicable to the Standardized Measure of Discounted Future Net Cash Flows, using a discounted rate of 10% per annum, as of December 31, 2009.

Company Offices

Our principle executive offices are located at 580 Westlake Park Boulevard, Suite 525, Houston, Texas 77079 and our telephone number is (281) 556-6200. Our website address is www.bpzenergy.com. Information contained on our website does not constitute part of this prospectus.

Key Terms of the Offering

By means of this prospectus, the selling security holder is offering to sell up to 1,630,776 shares of common stock that the selling security holder owns.  We will not receive any proceeds from the sales of shares by the selling security holder.  We will pay for the cost of registering the shares of common stock being offered under this prospectus (the “Offering”).

RISK FACTORS

The purchase of our common stock is a substantial transaction involving a high degree of risk. Prior to making an investment decision, you should carefully consider, together with the other information contained in this prospectus, the following risk factors.

Investors should assume that if any of the following risks actually materialize, our business, financial condition or results of future operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry, the Power Industry, and Our Business.

We have a limited operating history and have only engaged in start-up and development activities. We are in the initial stages of developing our oil and natural gas reserves and have recently begun producing and selling oil from our recent discoveries under an extended well test program.  We are also subject to all of the risks inherent in attempting to expand a relatively new business venture. Such risks include, but are not limited to, the possible inability to profitably operate our existing properties or properties to be acquired in the future, our possible inability to fully fund the development requirements of such properties and our possible inability to acquire additional properties that will have a positive effect on our operations. We can provide no assurance that we will achieve a level of profitability that will provide a return on invested capital or that will result in an increase in the market value of our securities.  Accordingly, we are subject to the risk that because of these factors and other general business risks noted throughout these “Risk Factors,” we may, in particular, not be able to profitably execute our plan of operation.

We must comply with Peruvian legal and regulatory requirements to be able to produce and sell oil after the expiration of production testing or approved extended well testing. If we do not obtain approval to continue our well testing on wells producing for more than six months, we would be required to suspend production from such wells and we would experience an interruption in production that would negatively impact the revenues and cash flow associated with those wells. Under new legislation regulating well testing in Peru, all new wells may be placed on production testing for up to six months. If we need additional time for testing a new well, we must submit a request for the well to enter into an extended well test period, together with technical justification for such need and duration, to the DGH, the agency of the Ministry of Energy and Mines responsible for regulating the optimum development of oil and gas fields. After the initial six-month period or before an approved extended well test period expires, we will be required to have the necessary gas and water reinjection equipment in place to continue producing the well according to existing environmental regulations.

We currently have five wells that have been under well testing for more than six months as permitted during the exploration phase of our Block Z-1 License Contract. Our current field development plan (“FDP”) for our Corvina field in Block Z-1 sets May 31, 2010 as the date to transition from exploration to commercial production in the Corvina field, at which time we will be required under our Block Z-1 License Contract to meet certain environmental and technical requirements in order to continue with commercial sales.

On January 25, 2010, we applied for an extended well testing permit in Corvina for the first five wells (not including the CX11-19D and CX11-17D wells) as we believe it is necessary to continue gathering data to fully understand the drive mechanisms that are present in Corvina.  On March 23, 2010, we received a decision from the DGH notifying us that they are approving us to continue extended well testing on our first five Corvina wells until the first date of commercial production (“FCDP”) date of May 31, 2010, subject to specific limits on the amount of natural gas flared from each of the first five Corvina wells. Based on the natural gas flaring limits set by the DGH, we expect to constrain the oil production from some or all of those five Corvina wells in order to comply with those limits. The actual future decrease in production from these five Corvina wells will not be known until we implement our gas flaring mitigation strategy to optimize oil production while complying with the gas flaring limits, but production from these wells could decrease by as much as 400 to 800 bopd.

We initially planned to have the needed gas and water reinjection facilities at the CX-11 platform by May 31, 2010.  However, this no longer appears to be reachable due to the delayed delivery of certain equipment. If we are unable to receive and install the necessary water and gas reinjection equipment and receive approval of the corresponding environmental permits by May 31, 2010, we may not be permitted to produce from some or all of the oil wells in Corvina until such installation is completed or an extension of the May 31, 2010 date is obtained.  We will apply to the proper authorities for an extension of the May 31, 2010 date to be able to maintain testing the wells in Corvina; however, no assurance can be given that such extension will be awarded. Therefore, it is likely we will experience a disruption of revenues and cash flows associated with the Corvina wells until the reinjection equipment is successfully commissioned and other applicable requirements have been satisfied.

In addition, we are in the initial stages of appraising, exploring and developing our potential oil and natural gas reserves in the Albacora field of Block Z-1.  Our first well in Albacora has been, and all new wells drilled in Albacora will be, placed in the initial six-month production testing under the new legislation.  As in Corvina, we will need to receive approval for all the pertinent environmental and technical permits and install the required gas and water reinjection facilities at the Albacora platform in order to transition from exploration to commercial production in Albacora, which as currently estimated could take up to two years.  If we do not receive extended well testing permits on wells in Albacora beyond the original six-month test period, we will experience an interruption in production that would negatively impact any revenue and cash flow associated with those wells until the applicable requirements are satisfied for commercial production in Albacora.

Our reserve estimates depend on many assumptions that may turn out to be inaccurate. The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors that may turn out to be inaccurate. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and the calculation of the present value of reserves shown or incorporated by reference in this prospectus.

In order to prepare our reserve estimates, our independent petroleum engineer must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will most likely vary from our estimates, and those variances may be material. Any significant variance could materially affect the estimated quantities and present value of our reserves. In addition, our independent petroleum engineer may adjust estimates of proved reserves to reflect production history, drilling results, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

One should not assume that the net present value of our proved reserves prepared in accordance with the Commission’s guidelines referred to in this report is the current market value of our estimated oil reserves. We base the net present value of future net cash flows from our proved reserves on an unweighted arithmetic average of the first-day-of-the month price for each month during the 12-month calendar year and year-end costs. Actual future prices, costs, taxes and the volume of produced reserves may differ materially from those used in the net present value estimate.

Except as required by applicable law, we undertake no duty to update this information and do not intend to update this information.

As of December 31, 2009, approximately 74% of our estimated net proved reserves were undeveloped.  There can be no assurance that all of these reserves will ultimately be developed or produced.  We own rights to oil and gas properties that have limited or no development. There are no guarantees that our properties will be developed profitably or that the potential oil and gas resources on the property will produce as expected if they are developed.

Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations.  The reserve data assumes that we will make significant capital expenditures to develop our reserves.  We have prepared estimates of our natural gas and oil reserves and the costs associated with these reserves in accordance with industry standards.  However, the estimated costs may not be accurate, development may not occur as scheduled, or the actual results may not be as estimated.  We may not have or be able to obtain the capital we need to develop these proved reserves.

We have not been profitable since we commenced operations and have historically had significant working capital deficits.  To date we have had limited revenue and limited earnings from operations.  As of December 31, 2009, we had a working capital surplus of approximately $7 million.  As of December 31, 2008, however, we had a working capital deficit of approximately $30 million and we may incur working capital deficits in the future.  The sources of our working capital surplus have generally been equity and debt financings rather than revenue from operations.  We cannot provide any assurance that we will be profitable in the future or that we will be able to generate cash from operations or financings to fund working capital deficits.

We require additional financing for the exploration and development of our foreign oil and gas properties and the construction of our proposed power generation facility, pipeline and gas processing facility. Since the merger with Navidec, Inc. (“Navidec”) on September 10, 2004 (the “Merger”), we have funded our operations with the net proceeds of (i) approximately $288 million in various private and public offerings of our common stock, (ii) $186.4 million in convertible debt financing, including $170.9 million of convertible debt financing sold in a private offering and $15.5 million in convertible debt financing from the International Finance Corporation (“IFC”) that was converted into approximately 1.5 million shares of our common stock in May 2008, and (iii) $15.0 million in a reserve-based lending facility with IFC. We have recently begun to generate revenues from operations. With these funds we have begun to implement our plans to develop our existing oil and gas properties, but we will need significant additional financing to fully implement our plan of operation. As we continue to execute our business plan and expand our operations, our cash commitments increase and the likelihood of our seeking additional financing, either through the equity markets, debt financing or a combination of both, will increase over the next six months.  If we are unable to timely obtain adequate funds to finance our exploration and development, our ability to develop our oil and natural gas reserves may be limited or substantially delayed. Such limitations or delays could result in the potential loss of our oil and gas properties if we were unable to meet our obligations under the license agreements, which could, in turn, limit our ability to repay our debts. Inability to timely obtain funds also could cause us to delay, scale back or abandon our plans for construction of our power generation facility, pipelines and gas processing facility.

Future amounts required to fund our foreign activities may be obtained through additional equity and debt financing, joint venture arrangements, the sale of oil and gas interests, and/or future cash flows from operations. However, adequate funds may not be available when needed or may not be available on favorable terms. The exact nature and terms of such funding sources are unknown at this time, and there can be no assurance that we will obtain such funding or have adequate funding available to finance our future operations.

Any failure to meet our debt obligations or the occurrence of a continuing default under our debt facility would adversely affect our business and financial condition.  Through our subsidiaries BPZ E&P and BPZ Marine Peru S.R.L. (“BPZ Marine”), as borrowers, we entered into a $15.0 million senior revolving debt facility with IFC in August 2008, which funded in October 2008. The current facility is secured by a pledge of the shares of our BPZ E&P and BPZ Marine Peru subsidiaries.

The debt facility provides for events of default customary for agreements of this type, including, among other things:

•                                    payment breaches under any of the finance documents for the first and second tranche of the senior debt;

•                                    failure to comply with obligations under the finance documents;

•                                    representation and warranty breaches;

•                                    expropriation of the assets, business or operations of any borrower;

•                                    insolvencies of any borrower;

•                                    certain attachments against the assets of any borrower;

•                                    abandonment or extended business interruption of the Corvina Field or certain other petroleum assets for a period over 100 consecutive days or an aggregate of 120 days in any twelve month period;

•                                    failure to maintain certain authorizations with respect to any financing documents with the IFC, the development and operation of the Corvina Field in Block Z-1, any additional petroleum assets under license contracts with Perupetro or certain other key agreements;

•                                    revocation of any financing or security documents with the IFC or certain key agreements;

•                                    defaults on certain liabilities;

•                                    certain judgments against the borrower or any subsidiary;

•                                    failure to make payment on any other liabilities in excess of $2 million;

•                                    engagement in certain sanctionable, such as fraudulent, coercive or corrupt, practices; or

•                                    restrictions enacted in Peru that could inhibit any payment a borrower is required to make under the financing documents with the IFC.

Upon the occurrence of an event of default or a specified change of control event, each lender under our debt facility may: (i) terminate all or part of the relevant facility; (ii) declare all or part of the principal amount of the loan, together with accrued interest, immediately due and payable;  (iii) declare all or part of the principal amount of the loan, together with accrued interest, payable on demand; or (iv) declare any and all of the security documents under the facility enforceable and exercise its rights under such documents, including rights of foreclosure against the collateral. In addition, if any borrower is liquidated or declared bankrupt, all loans and interest accrued on it or any other amounts due, will become immediately due and payable without notice.

The maximum amount available under this facility will be reduced by $2.5 million beginning on December 16, 2010 and every six months thereafter during the term of the Agreement.  The facility is subject to a semi-annual borrowing base determination based on the value of oil reserves. In the event the amount outstanding exceeds the re-determined borrowing base, we could be forced to repay a portion of our borrowings.  We may not have sufficient funds to make any required repayment. If we do not have sufficient funds and are otherwise unable to negotiate renewals of our borrowings, we may be required to arrange new financing or sell a portion of our assets.

Our ability to meet our current and future debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control.  If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell shares of common stock on terms that we do not find attractive, if it can be done at all.

Demand for oil and natural gas is highly volatile.  A substantial or extended decline in oil or natural gas prices may adversely affect our business, financial condition, cash flow, liquidity or results of operations as well as our ability to meet our capital expenditure obligations and financial commitments to implement our business plan.  Any revenues, cash flow, profitability and future rate of growth we achieve will be greatly dependent upon prevailing prices for oil and gas. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also expected to be dependent on oil and gas prices.

Historically, oil and gas prices and markets have been volatile and are likely to continue to be volatile in the future. For example, oil and natural gas prices increased to historical highs in 2008 and then declined significantly over the last two quarters of 2008.  In early July 2008, commodity prices reached levels in excess of $140.00 per Bbl of crude oil and $13.00 per Mcf for natural gas.  As of March 23, 2010, those prices were $74.95 per Bbl and $4.39 per MMBtu, respectively.  These prices will likely continue to be volatile in the future. Oil and natural gas are commodities and their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand for oil and gas, market uncertainty, and a variety of additional factors beyond our control. Those factors include:

•                  international political conditions (including wars and civil unrest);

•                  the domestic and foreign supply of oil and gas;

•                  the level of consumer demand;

•                  weather conditions;

•                  domestic and foreign governmental regulations and other actions;

•                  actions taken by the Organization of Petroleum Exporting Countries (OPEC);

•                  the price and availability of alternative fuels; and

•                  overall economic conditions.

Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but may also reduce the amount of oil and natural gas we can produce economically, if any. A continuation of low or a further decline in oil and natural gas prices may materially affect our future business, financial condition, results of operations, liquidity and borrowing capacity, and may require a reduction in the carrying value of our oil and gas properties. While our revenues may increase if prevailing oil and gas prices increase significantly, exploration and production costs and acquisition costs for additional properties and reserves may also increase.  We do not enter into hedging arrangements or use derivative financial instruments such as crude oil forward and swap contracts to hedge our risk associated with fluctuations in commodity prices.

Recent changes in the financial and credit market may impact economic growth, and combined with the recent volatility of oil and natural gas prices, may also affect our ability to obtain funding on acceptable terms or obtain funding under our proposed credit facilities.   Global financial markets and economic conditions have been, and continue to be, disrupted and volatile.  Accordingly, the equity capital markets have become exceedingly distressed.  These issues, along with significant asset write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain debt or equity capital funding.

Due to these and possibly other factors, we cannot be certain funding will be available if needed, and to the extent required, on acceptable terms.  If funding is not available as needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to implement our exploratory and development plan, enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our production, revenues and results of operations.

Our future operating revenue is dependent upon the performance of our properties. Our future operating revenue depends upon our ability to profitably operate our existing properties by drilling and completing wells that produce commercial quantities of oil and gas and our ability to expand our operations through the successful implementation of our plans to explore, acquire and develop additional properties. The successful development of oil and gas properties requires an assessment of potential recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. No assurance can be given that we can produce sufficient revenue to operate our existing properties or acquire additional oil and gas producing properties and leases. We may not discover or successfully produce any recoverable reserves in the future, or we may not be able to make a profit from the reserves that we may discover. In addition, we are in a long-term testing program and regularly bring wells on or offline depending on technical performance and testing period requirements.  In the event that we are unable to produce sufficient operating revenue to fund our future operations, we will be forced to seek additional, third-party funding, if such funding can be obtained. Such options would possibly include debt financing, sale of equity interests in the Company, joint venture arrangements, or the sale of oil and gas interests. If we are unable to secure such financing on a timely basis, we could be required to delay or scale back our operations. If such unavailability of funds continued for an extended period of time, this could result in the termination of our operations and the loss of an investor’s entire investment.

Our business involves many uncertainties and operating risks that may prevent us from realizing profits and can cause substantial losses. Our exploration and production activities may be unsuccessful for many reasons, including weather, the drilling of dry holes, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well will not ensure we will realize a profit on our investment. A variety of factors, including geological, regulatory and market-related factors can cause a well to become uneconomical or only marginally economical. Our business involves a variety of operating risks, including:

•                  fires;

•                  explosions;

•                  blow-outs and surface cratering;

•                  uncontrollable flows of natural gas, oil and formation water;

•                  natural disasters, such as typhoons and other adverse weather conditions;

•                  pipe, cement, subsea well or pipeline failures;

•                  casing collapses;

•                  mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•                  abnormally pressured formations; or

•                  environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

Experiencing any of these operating risks could lead to problems with any well bores, platforms, gathering systems and processing facilities, which could adversely affect any drilling operations we may commence. Affected drilling operations could further lead to substantial losses as a result of:

•                  injury or loss of life;

•                  severe damage to and destruction of property, natural resources and equipment;

•                  pollution and other environmental damage;

•                  clean-up responsibilities;

•                  regulatory requirements, investigations and penalties;

•                  suspension of our operations; or

•                  repairs to resume operations.

If any of these risks occur, we may have to curtail or suspend any drilling or production operations and we could have our sales of oil interrupted or suspended, which could have a material adverse impact on our financial condition, operations and ability to execute our business plan.

We conduct offshore exploration, exploitation and production operations off the coast of northwest Peru, all of which are also subject to a variety of operating risks peculiar to the marine environment. Such risks include collisions, allisions, groundings and damage or loss from adverse weather conditions or interference from commercial fishing activities. These conditions can cause substantial damage to facilities, tankers and barges, as well as interrupt operations. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, exploitation and acquisitions or result in loss of equipment and properties.

Disruption of services provided by our barges and tankers could temporarily impair our operations and delay delivery of our oil to be sold. We depend on our deck barges BPZ-01 and BPZ-02 to act as a tender support vessels for our offshore drilling operations in our Corvina and Albacora fields in Block Z-1. In addition, we have two barges under capital lease to use in support of our offshore oil production operations.  One barge is used as a floating production, storage and offloading facility and the other is currently being used as a floating storage and offloading facility.  In addition, we have time chartered a double hull tank barge to transport crude oil from our offshore production and storage facilities in Corvina Field to the Talara refinery approximately 70 miles south of the platform where the oil is sold at current market prices under a sales contract with the Peruvian national oil company, Petroleos del Peru- PETROPERU S.A.  Any disruption or delay of the services to be provided by our barges or tanker because of adverse weather conditions, accidents, mechanical failures, insufficient personnel or other events could temporarily impair our operations, delay implementation of our business plan, and increase our costs.

Future oil and natural gas declines or unsuccessful exploration efforts may result in significant charges or a write-down of our asset carrying values.   We follow the successful efforts method of accounting for our investments in oil and natural gas properties.  Under this method, oil and gas lease acquisition costs and intangible drilling costs associated with exploration efforts that result in the discovery of proved reserves and costs associated with development drilling, whether or not successful, are capitalized when incurred. Certain costs of exploratory wells are capitalized pending determinations that proved reserves have been discovered.  If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.

The capitalized costs of our oil and natural gas properties, on a field basis, cannot exceed the estimated undiscounted future net cash flows of that field.  If net capitalized costs exceed undiscounted future net cash flows, we must write down the costs of each such field to our estimate of its fair market value.  Unproved properties are evaluated at the lower of cost or fair market value.  Accordingly, a significant decline in oil or natural gas prices or unsuccessful exploration efforts could cause a future write-down of capitalized costs.

We evaluate impairment of our proved oil and gas properties whenever events or changes in circumstances indicate an asset’s carrying amount may not be recoverable. In addition, write-downs would occur if we were to experience sufficient downward adjustments to our estimated proved reserves or the present value of estimated future net revenues.  Once incurred, a write-down of oil and natural gas properties cannot be reversed at a later date even if oil or natural gas prices increase.

Our management team has limited experience in the power generation business and we need additional funding to construct power generation and gas processing facilities and pipelines. Our plan of operation includes constructing power generation and gas processing facilities and pipelines in Peru and in the future potentially Ecuador.  However, the experience of our management team has primarily been in the oil and natural gas exploration and production industry and we have limited experience in the power generation business. We are initially relying on consultants and outside engineering and technical firms to provide the expertise to plan and execute the power generation aspects of our strategy and we have not yet hired all necessary full-time employees to manage this line of business. If we do not have sufficient funds or if we are unable to successfully find partners to participate in our gas-to-power project, we will need to find alternative sources of funding for the construction of the power generation and gas processing facilities, which may not be available when needed or available on favorable terms.

Construction and operation of power generation and gas processing facilities and pipelines involve significant risks and delays that cannot always be covered by insurance or contractual protections. The construction of power generation and gas processing facilities and pipelines involve many risks, including:

•                  supply interruptions;

•                  work stoppages;

•                  labor disputes;

•                  social unrest;

•                  inability to negotiate acceptable construction, supply or other contracts;

•                  inability to obtain required governmental permits and approvals;

•                  weather interferences;

•                  unforeseen engineering, environmental and geological problems;

•                  unanticipated cost overruns;

•                  possible delays in the acquisition of necessary gas turbines;

•      possible delays in transporting the necessary equipment to our planned facility in Northern Peru;

•                  possible delays in connection with power plant construction;

•                  possible delays or difficulties in completing financing arrangements for the gas-to-power project; and

•                  possible difficulties or delays with respect to any necessary Peruvian regulatory compliance.

The ongoing construction and future operation of these facilities involve all of the risks described above, in addition to risks relating to the breakdown or failure of equipment or processes and performances below expected levels of output or efficiency. We intend to maintain commercially reasonable levels of insurance where such insurance is available and cost-effective, obtain warranties from vendors and obligate contractors to meet certain performance levels. However, the coverage or proceeds of any such insurance, warranties or performance guarantees may not be adequate to cover lost revenues or increased expenses. Any of these risks could cause us to operate below expected capacity levels, which in turn could result in lost revenues, increased expenses and higher costs.

The success of our gas-to-power project depends, in part, on the existence and growth of markets for natural gas and electricity in Peru and Ecuador. Peru has a relatively well-developed and stable market for electricity, while the power market in Ecuador is not as well-developed or stable. Both countries rely on hydroelectric generating capacity for a significant portion of their power demand. Hydroelectric plants are much less expensive to operate than plants that utilize natural gas, but they are subject to variable output based on rainfall and reservoir levels. The majority of the non-hydroelectric or thermal power capacity in both countries consists of generating plants that utilize diesel or fuel oil, which are significantly more costly than natural gas at this time. Both countries have natural gas reserves and production, but neither has a well-developed natural gas infrastructure. Our immediate business plan relies on the continued stability of the power market in Peru (and Ecuador for the purpose of gas sales to third-party power producers in Ecuador), and our longer-term plans depend on the further development of the electricity market in Ecuador. We currently do not expect to complete our power plant until 2011. Our assessment of the future power market and demand in Peru and Ecuador could be inaccurate. We are subject to the following risks that:

•                  relatively more favorable business conditions for hydroelectric plants, a material reduction in power demand or other competitive issues may adversely affect the demand and prices for the electricity that we expect to produce by the time the power plant is completed;

•                  our lifting costs could exceed the minimum wholesale power prices available, making the sale of our gas uneconomical;

•                  potential disruptions or changes to regulations of the natural gas or power markets in these countries could occur by the time our power plant is completed, or we may not receive the necessary environmental or other permits and governmental approvals to operate our power plant;

•                  although we plan to enter into long-term contracts to sell a significant part of our future power production, there can be no assurance that we will be successful in obtaining such contracts or that they will be on favorable terms; and

•                  we will also be subject to the general commercial issues related to being in the power business, including the credit-worthiness of, and collections from future customers and the ability to profitably operate our future power plants.

The geographic concentration of our properties in northwest Peru and southwest Ecuador subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting that region specifically. The geographic concentration of our properties in northwest Peru and southwest Ecuador and adjacent waters means that some or all of our properties could be affected by the same event should that region, for example, experience:

•                  severe weather (such as the effects of “El Niño,” which can cause excessive rainfall and flooding in Peru and Ecuador);

•                  delays or decreases in production, the availability of equipment, facilities or services;

•                  delays or decreases in the availability of capacity to transport, gather or process production; or

•                  changes in the political or regulatory environment.

Because all our properties could experience the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other operators who have properties over a wider geographic area.

Along with the general instability that comes from international operations, we face political and geographical risk specific to working in South America. Presently, all of our oil and gas properties are located in South America, specifically Peru and Ecuador. The success and profitability of our international operations may be adversely affected by risks associated with international activities, including:

•                  economic, labor, and social conditions

•                  local and regional political instability;

•                  tax laws (including host-country export, excise and income taxes and U.S. taxes on foreign operations); and

•                  fluctuations in the value of the U.S. dollar versus the local currencies in which oil and gas producing activities may be conducted.

This instability in laws, expenses of operations and fluctuations in exchange rates may make our assumptions about the economic viability of our oil and gas properties incorrect. If these assumptions are incorrect, we may not be able to earn sufficient revenue to cover our costs of operations.

Social and political unrest in Peru could cause heightened scrutiny over oil and gas regulatory matters. We believe there has been recent heightened scrutiny over regulatory matters concerning oil and gas exploration and production and the award of licensing contracts in Peru, in large part due to social and political unrest. For example, in August 2008, Peru’s Congress repealed two presidential decrees that made it easier for companies and individuals to buy land belonging to indigenous peoples as a result of protests from a large number of indigenous people in Peru’s Amazon jungle. Beginning in April 2009, thousands of indigenous people again protested by blocking roads and waterways in eastern Peru to try to force the repeal of additional decrees facilitating oil exploration, commercial farming and logging in parts of the Amazon jungle, resulting in a violent clash between police officers and the protestors in June 2009. The violence led to the suspension of several of the decrees and the Peruvian President’s third reshuffle of his cabinet since he came to power in 2006.

Peru’s next municipal and regional political elections will be in November 2010, and the next Peruvian Presidential and Congressional election will be in April 2011. The campaigning leading up to the elections will likely cause heightened political risk and attention to various topics, including the regulation of oil and gas companies operating in Peru, and related environmental law compliance. As a result of these or similar events, a shift in policy could occur with respect to the regulation of oil and gas companies making it more difficult or expensive to operate in such an environment.

Our operations in Peru and Ecuador involve substantial costs and are subject to certain risks because the oil and gas industry in Peru and Ecuador is less developed when compared to the United States. Because the oil and gas industry in Peru and Ecuador is less developed than in the United States, our drilling and development operations, in many instances, will take longer to complete and may cost more than similar operations in the United States. The availability of technical expertise and specific equipment and supplies may be more limited or costly in Peru and Ecuador than in the United States.  If we are unable to obtain or unable to obtain without undue cost drilling rigs, equipment, supplies or personnel, our exploitation and exploration operations could be delayed or adversely affected, which could have a material adverse effect on our business, financial condition or results of operations.  Furthermore, once oil and natural gas production is recovered, there are fewer ways to transport it to market for sale. Marine transportation is subject to risks such as adverse weather conditions, collisions, groundings and other risks of damage or delay. Pipeline and trucking operations are subject to uncertainty and lack of availability. Oil and natural gas pipelines and truck transport travel through miles of territory and are subject to the risk of diversion, destruction or delay. We expect that such factors will continue to subject our international operations to economic and operating risks that companies with domestic operations do not experience.

We are subject to numerous foreign laws and regulations of the oil and natural gas industry that can adversely affect the cost, manner or feasibility of doing business. Our operations are subject to extensive foreign laws and regulations relating to the exploration for oil and natural gas and the development, production and transportation of oil and natural gas as well as electrical power generation.  Because the oil and gas industry in the countries in which we operate is less developed than elsewhere, changes in laws and interpretations of laws are more likely than in countries with a more developed oil and gas industry.  Future laws or regulations, as well as any adverse change in the interpretation of existing laws or our failure to comply with existing legal requirements may harm our results of operations and financial condition. In particular, there are indications that the current administration in Ecuador is likely to increase state intervention in the economy via new legislation and tightening control of areas such as energy, which could have a significant impact on our ability to operate in that country. We may be required to make large and unanticipated capital expenditures to comply with governmental regulations, such as:

•                  work program guarantees and other financial responsibility requirements;

•                  taxation;

•                  royalty requirements;

•                  customer requirements;

•                  operational reporting;

•                  environmental and safety requirements; and

•                  unitization requirements.

Under these laws and regulations, we could be liable for:

•                  personal injuries;

•                  property and natural resource damages;

•                  governmental infringements and sanctions; and

•                  unitization payments.

If we fail to comply with the terms of certain contracts related to our foreign operations, we could lose our rights under each of those contracts. The terms of each of our contracts with the government of Peru, including our Peruvian oil and gas license contracts, require that we perform certain activities, such as seismic acquisition, processing and interpretations and the drilling of required wells in accordance with those contracts and agreements. We are also required to conduct environmental impact assessments and establish our ability to comply with environmental regulations.  Our failure to timely perform those activities as required could result in the suspension of our current production and sale of oil, the loss of our rights under a particular contract and/or the loss of the amounts we have posted as a guaranty for the performance of such activities, which would result in a significant loss to us.

 We are subject to the Foreign Corrupt Practices Act (the “FCPA”), and our failure to comply with the laws and regulations thereunder could result in penalties which could harm our reputation and have a material adverse effect on our business, results of operations and financial condition.  We are subject to the FCPA, which generally prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits. Since all of our oil and gas properties are in Peru and Ecuador, there is a risk of potential FCPA violations.  We have a FCPA policy and a compliance program designed to ensure that the Company, its employees and agents comply with the FCPA.  There is no assurance that such policy or program will work effectively all of the time or protect us against liability under the FCPA for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire.  Any violation of these laws could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

We are subject to complex environmental regulatory and permitting laws and regulations that can adversely affect the cost, manner and feasibility of our planned operations. The exploration for, and the development, production and sale of, oil and gas in South America, and the construction and operation of power generation and gas processing facilities and pipelines in South America are subject to extensive environmental, health and safety laws and regulations. Our ability to conduct continued operations is subject to satisfying applicable regulatory and permitting controls. For example, we are required to obtain an environmental permit or approval from the government in Peru prior to conducting seismic operations, drilling a well or constructing a pipeline in Peruvian territory, including the waters offshore of Peru, where we intend to conduct future oil and gas operations. We are also required to comply with numerous environmental regulations in order to continue commercial sales of oil beyond May 31, 2010 the date under our current FDP to transition from exploration to commercial production in Corvina, unless an extension is obtained.  Additionally, environmental laws and regulations promulgated in Peru impose substantial restrictions on, among other things, the use of natural resources, interference with the natural environment, and the location of facilities, the handling and storage of hazardous materials such as hydrocarbons, the use of radioactive material, the disposal of waste, and the emission of noise and other activities. The laws create additional monitoring and reporting obligations in the event of any spillage or unregulated discharge of hazardous materials such as hydrocarbons. Failure to comply with these laws and regulations also may result in the suspension or termination of our planned drilling operations and subject us to administrative, civil and criminal penalties.

Our current permits and authorizations and our ability to get future permits and authorizations may, over time, be susceptible to increased scrutiny, resulting in increased costs, or delays in receiving appropriate authorizations. In particular, we may experience delays in obtaining permits and authorizations in Peru necessary for our operations.  Compliance with these laws and regulations may increase our costs of operations, as well as further restrict our foreign operations. Moreover, these laws and regulations could change in ways that substantially increase our costs. These laws and regulations have changed in the past and have generally imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated developments could cause us to make environmental expenditures that are significantly higher than those we currently anticipate, thereby increasing our overall costs. Any failure to comply with these laws and regulations could cause us to suspend or terminate certain operations or subject us to administrative, civil or criminal penalties. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and our ability to implement our plan of operation.

Compliance with, or breach of, laws relating to the discharge of materials into, and the protection of, the environment can be costly and could limit our operations. As an owner or lessee and operator of oil and gas properties in Peru and Ecuador, we are subject to various national, state and local laws and regulations relating to the discharge of materials into, and protection of, the environment. These laws and regulations may, among other things, (i) impose liability on the owner or lessee under an oil and gas lease for the cost of property damage, oil spills, discharge of hazardous materials, remediation and clean-up resulting from operations; (ii) subject the owner or lessee to liability for pollution damages and other environmental or natural resource damages; and (iii) require suspension or cessation of operations in affected areas or related sales of oil and gas.

We have established practices for continued compliance with environmental laws and regulations and we believe the costs incurred by these policies and procedures so far have been necessary business costs in our industry. However, there is no assurance that changes in or additions to laws or regulations regarding the protection of the environment will not increase such compliance costs, or have a material adverse effect upon our capital expenditures, earnings or competitive position.

Our oil and gas operations involve substantial costs and are subject to various economic risks. Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire producing properties and to drill exploratory wells. The cost and length of time necessary to produce any reserves may be such that it will not be economically viable. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. We also face the risk that the oil and/or gas reserves may be less than anticipated, that we will not have sufficient funds to successfully drill on the property, that we will not be able to market the oil and/or gas due to a lack of a market and that fluctuations in the prices of oil and/or gas will make development of those wells uneconomical. This could result in a total loss of our investments made in our operations.

Competition for oil and natural gas properties and prospects is intense; many of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects. We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and natural gas and securing trained personnel and equipment. In addition, changes in Peruvian government regulation have enabled multinational and regional companies to enter the Peruvian energy market. We actively compete with other companies in our industry when acquiring new leases or oil and gas properties. Competition in our business activities has increased and will increase further, as existing and new participants expand their activities as a result of these regulatory changes. Many of our competitors possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than we have. For example, if several companies are interested in an area, Perupetro (a state company responsible for promoting and overseeing the investment of hydrocarbon exploration and exploitation activities in Peru) may choose to call for bids, either through international competitive biddings or through private bidding processes by invitation, and award the contract to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Our competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our competitors may also be able to pay more for productive oil and natural gas properties and exploratory prospects than we are able or willing to pay. On the acquisition opportunities made available to us, we compete with other companies in our industry for properties operated by third parties through a private bidding process, direct negotiations or some combination thereof. Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted. The availability of properties for acquisition depends largely on the business practices of other oil and natural gas companies, commodity prices, general economic conditions and other factors we cannot control or influence.

The loss of senior management or key technical personnel could adversely affect us. We have engaged certain members of management who have substantial expertise in the type of endeavors we presently conduct and the geographical areas in which we conduct them. We do not maintain any life insurance against the loss of any of these individuals. To the extent their services become unavailable, we will be required to retain other qualified personnel. There can be no assurance we will be able to recruit and hire qualified persons on acceptable terms.  Similarly, the oil and gas exploration industry requires the use of personnel with substantial technical expertise. In the event that the services of our current technical personnel become unavailable, we will need to hire qualified personnel to take their place. No assurance can be given that we will be able to recruit and hire such persons on acceptable terms.  Inability to replace lost members of management or personnel may adversely affect us.

Insurance does not cover all risks. Exploration for, and the production of, oil and natural gas can be hazardous, involving unforeseen occurrences such as blowouts, cratering, fires and loss of well control, which can result in damage to or destruction of wells or production facilities, formations, injury to persons, loss of life, or damage to property, the environment or natural resources. As a result, we presently maintain insurance coverage in amounts consistent with our business activities and to the extent required by our license contracts. Such insurance coverage includes certain physical damage to the Company’s and third parties’ property, hull and machinery, protection and indemnity, employer’s liability, comprehensive third party general liability, workers compensation and certain pollution and environmental risks. However, we are not fully insured against all risks in all aspects of our business, such as political risk, civil unrest, war, business interruption, environmental damage and reservoir loss or damage. Further, no such insurance coverage can insure for all operational or environmental risks. The occurrence of an event that is not insured or not fully insured could result in losses to us. For example, uninsured or under insured environmental damages, property damages or damages related to personal injuries could divert capital needed to implement our plan of operation. If any such uninsured losses are significant, we may have to curtail or suspend our drilling or other operations until such time as replacement capital is obtained, if ever, and this could have a material adverse impact on our financial position.

We may not be able to replace our reserves. Our future success will depend upon our ability to find, acquire and develop oil and gas reserves that are economically recoverable. Any reserves we develop will decline as they are produced unless we are able to conduct successful revitalization activities, or are able to replace the reserves by acquiring properties containing proven reserves, or both. To develop reserves and achieve production, we must implement our development and production programs, identify and produce previously overlooked or by-passed zones and shut-in wells, acquire additional properties or undertake other replacement activities. We can give no assurance that our planned development, revitalization, and acquisition activities will result in significant reserves replacement or that we will have success in discovering and producing reserves economically. We may not be able to locate geologically satisfactory property, particularly since we will be competing for such property with other oil and gas companies, most of which have much greater financial resources than we do. Moreover, even if desirable properties are available to us, we may not have sufficient funds with which to acquire or develop them.

Risks Relating to this Offering

Investor profits, if any, may be limited for the near future. In the past, we have never paid a dividend. We do not anticipate paying any dividends in the near future. Accordingly, investors in our common stock may not derive any profits from their investment in us for the foreseeable future, other than through any price appreciation of our common stock that may occur. Further, any appreciation in the price of our common stock may be limited or nonexistent as long as we continue to have operating losses. We have not been profitable and have accumulated deficits of operations totaling $241.2 million through December 31, 2009.  To date we have had limited revenue and no earnings from operations.  There can be no assurances that sufficient revenue to cover total expenses can be achieved until, if at all, we fully implement our operational plan.

Additional infusions of capital may have a dilutive effect on existing shareholders. To finance our operations we may sell additional shares of our common stock.  During the first quarter of 2010, we issued $170.9 million of Convertible Notes due 2015 that, if converted to common stock, could significantly increase the amount of our common shares outstanding by up to approximately 23 million shares currently.  Our certificate of formation does not provide for preemptive rights. We currently have $134.6 million in common stock available under an effective shelf registration statement, which we may sell from time to time in one or more offerings pursuant to underwritten public offerings, negotiated transactions, block trades or a combination of these methods prior to the December 7, 2010 expiration dates of our shelf registration statement.  To the extent the amount available under the existing shelf registration statement is utilized, it is likely we will file another shelf registration covering a similar or increased amount of securities for ongoing capital needs.  Any additional equity financing that we receive may involve substantial dilution to our then-existing shareholders. Furthermore, we may issue common stock to acquire properties, assets, or businesses. In the event that any such shares are issued, the proportionate ownership and voting power of other shareholders will be reduced. In addition, we are authorized to issue up to 25,000,000 shares of preferred stock, the rights and preferences of which may be designated by our Board of Directors. If we issue shares of preferred stock, such preferred stock may have rights and preferences that are superior to those of our common stock.

Shares eligible for future sale by our current shareholders may impair our ability to raise capital through the sale of our stock. As of December 31, 2009, we had 115,223,926 shares of common stock issued and outstanding. In addition, we have outstanding 4,545,332 shares of other potentially dilutive securities, which mainly consist of options granted under our 2005 Long-Term Incentive Compensation Plan, as amended and restated.  We also have an additional 1,538,900 shares of common stock allocated under our 2007 Long-Term Incentive Compensation Plan and our 2007 Directors’ Compensation Incentive Plan.  During the first quarter of 2010, we issued $170.9 million of Convertible Notes due 2015 that, if converted to common stock, could potentially increase the amount of our common shares outstanding by up to approximately 23 million shares currently.  The possibility that substantial amounts of shares of our common stock may be sold in the public market may cause prevailing market prices for our common stock to decrease and thus could impair our ability to raise capital through the sale of our equity securities.

Our officers, directors, entities affiliated with them and certain institutional investors may exercise significant control over us. In the aggregate, our management and directors own or control approximately 14.8% of our common stock, and several institutional investors own approximately another 34.4% of our common stock, issued as of December 31, 2009.  These shareholders, if acting together and owning approximately 49.2%, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Our corporate organizational documents and the provisions of Texas law to which we are subject may delay or prevent a change in control of us that some shareholders may favor.  Our certificate of formation and bylaws contain provisions that, either alone or in combination with the provisions of Texas law described below, may have the effect of delaying or making it more difficult for another person to acquire us by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. These provisions include:

•                  A board of directors classified into three classes of directors with each class having staggered, three-year terms.  As a result of this provision, at least two annual meetings of shareholders may be required for the shareholders to change a majority of our board of directors.

•                  The board’s authority to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of our common stock.  To the extent any such provisions are included in any preferred stock, they could have the effect of delaying, deferring or preventing a change in control.

•                  Our shareholders cannot act by less than unanimous written consent and must comply with the provisions of our bylaws requiring advance notification of shareholder nominations and proposals.  These provisions could have the effect of delaying or impeding a proxy contest for control of us.

•                  Provisions of Texas law, which we did not opt out of in our certificate of formation, that restrict business combinations with “affiliated shareholders” and provide that directors serving on staggered boards of directors, such as ours, may be removed only for cause.

Any or all of these provisions could discourage tender offers or other business combination transactions that might otherwise result in our shareholders receiving a premium over the then current market price of our common stock.

The market price and trading volume of our common stock may be volatile.  The market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur.  If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which the shares were acquired.  We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.  Some of the factors that could adversely affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•      actual or anticipated fluctuations in our results of operations;

•      failure to be covered by securities analysts, or failure by us to meet securities analysts’ expectations;

•      success of our operating strategies;

•      decline in the stock price of companies that are our peers;

•      realization of any of the risks described in this section; or

•      general market and economic conditions.

Because we are a relatively new public company, these fluctuations may be more significant for us than they would be for a company whose stock has been publicly traded over an extended period of time.

In addition, the stock market has experienced in the past, and may in the future experience extreme price and volume fluctuations. These market fluctuations may materially and adversely affect the trading price of our common stock, regardless of our actual operating performance.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which concern our business. Such statements are not guarantees of future performance, and actual results could differ materially from those expressed or implied in such statements as a result of certain factors, including those set forth in “Risk Factors” in this prospectus and those discussed in the documents we have incorporated by reference. In some cases, you can identify forward looking statement by terms such as, “may,” “will,” “should,” “could,” would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus that address activities, events or developments we expect, believe, intend or anticipate will or may occur in the future, including the following matters, are forward looking statements:

•                  heightened regulatory scrutiny regarding oil and gas exploration and production and the award of licensing contracts and changes in the regulation of oil and gas companies in Peru;

•                  our ability to satisfy any Peruvian requirements affecting the license and other rights we have in oil and gas properties, including environmental and technical compliance, as well as deadlines for conducting exploration, testing and development activities;

•                  our ability to obtain sufficient financing to continue initial drilling operations and complete our gas-to-power project;

•                  our ability to discover, develop and produce economic quantities of oil and gas on our properties;

•                  capital costs of drilling and completing wells;

•                  capital costs of building other related production or gathering facilities;

•                  the availability of contract operators and drillers;

•                  the continued demand for crude oil and natural gas;

•                  the expansion and growth of our operations;

•                  the stability of the Peruvian economy; and

•                  the stability of the Peruvian government.

These statements are based on certain assumptions and analyses made by us in light of our experience and our understanding of the industry. Such statements are subject to a number of assumptions including the following:

•                  interpretations of available technical data and other assumptions inherent in the process of estimating oil and natural gas reserves, including economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds;

•                  risks and uncertainties, including the risk factors in this prospectus;

•                  general economic and business conditions;

•                  the business opportunities that may be presented to and pursued by us;

•                  changes in laws or regulations, including foreign laws and regulations that may impact us, and other factors, many of which are beyond our control; and

•                  ability to obtain financing under favorable conditions.

The cautionary statements contained or referred to or incorporated by reference in this prospectus should be considered in connection with any subsequent written or oral forward-looking statements that may be issued by us or persons acting on our behalf. We undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

The selling shareholder will receive all of the proceeds from the sale of common stock under this prospectus. We will not receive any of the proceeds from the sales of common stock by the selling shareholder.

SELLING SECURITY HOLDER

The following table shows for each selling security holder:

•                  the number of shares of common stock beneficially owned by him or her,

•                  the number of shares of common stock covered by this prospectus, and

•                  the number of shares of common stock to be retained after this offering, if any, assuming the selling security holder  sell the maximum number of shares (and percentage of outstanding shares of common stock owned after this offering, if more than 1%).

The selling security holder is not required, and may choose not, to sell any of its shares of common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Before Offering	Shares of Common Stock to Be Sold in Offering (3)	Shares of Common Stock Beneficially Owned After Offering(1)	Percentage of Common Stock Beneficially Owned After Offering(1)

International Finance Corporation (2)	11,253,295	1,630,776	9,622,519	8.4%

Totals	11,253,295	1,630,776	9,622,519	8.4%

(1)                                  Assumes all shares of common stock offered hereby are sold.  Based upon 115,223,926 shares outstanding as of March 31, 2010.

(2)                                  All information in the table with respect to International Finance Corporation is based on the Schedule 13G/A filed by IFC with the SEC on February 4, 2010 and information provided to the Company by IFC. Based upon information provided to the Company by IFC, Somit Varma — Director of IFC, Oil, Gas, Mining and Chemicals Department, has voting power and investment power over the shares of common stock.  The IFC is not a registered broker-dealer or an affiliate of a registered broker-dealer.

(3)                                  The selling security holder acquired the shares of common stock to be sold in this offering in a private placement of our shares to accredited investors pursuant to Subscription Agreements dated September 15, 2009.

PLAN OF DISTRIBUTION

As used in this prospectus, “selling security holder” includes any donees, pledgees, transferees or other successors in interest who will hold the selling security holder’s shares after the date of this prospectus. We are paying the costs, expenses and fees of registering the common stock, but the selling security holder will pay any underwriting or brokerage commissions and similar selling expenses relating to the sale of the shares of common stock.

The selling security holder may sell, from time to time, any or all of its shares of our common stock on the NYSE Amex or such other applicable stock exchange, market or trading facility on which our shares are then traded or in private transactions. A selling security holder may sell his or her shares at prevailing market prices or privately negotiated prices.

The selling security holder may sell some or all of its common stock through:

•                  ordinary brokers’ transactions which may include long or short sales;

•                  transactions involving cross or block trades or otherwise;

•                  purchases by brokers, dealers or underwriters as principal and resale by those purchasers for their own accounts under this prospectus;

•                  market makers or into an existing market for our common stock;

•                  other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•                  transactions in options, swaps or other derivatives; or

•                  any combination of the selling options described in this prospectus, or by any other legally available means.

The selling security holder may enter into hedging transactions with broker-dealers who may engage in short sales of our common stock in the course of hedging the positions they assume. The selling security holder  also may enter into option or other transactions with broker-dealers that require the delivery of the common stock by those broker-dealers. Thereafter, the shares may be resold under this prospectus.

We will pay the costs and expenses of the registration and offering of the common stock offered hereby.  We will not pay any underwriting fees, discounts and selling commissions with respect to a selling security holder’s sale of its common stock, which will be paid by such selling security holder.  Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents.  If any broker-dealer purchases the securities as principal, it may effect resales of the securities  from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

The selling security holder and any broker-dealers involved in the sale or resale of our common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If any selling security holder or any broker-dealer qualifies as an “underwriter,” they will be subject to the prospectus delivery requirements of Rule 153 of the Securities Act, which may include delivery through the facilities of the NASD.

In conjunction with sales to or through brokers, dealers or agents, the selling security holder  may agree to indemnify them against liabilities arising under the Securities Act. We know of no existing arrangements between the selling security holder, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of our common stock.

In addition to selling its shares of common stock under this prospectus, the selling security holder  may:

•                  transfer its common stock in other ways not involving market makers or established trading markets, including by gift, distribution, or other transfer; or

•                  in some cases, sell its common stock under Rule 144 of the Securities Act, if the transaction meets the requirements of Rule 144.

We have advised the selling security holder that during the time each is engaged in a distribution of the shares covered by this prospectus, it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling security holder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any shares which are the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of our shares in connection with the distribution of our shares. We have further advised selling security holder who may be “affiliated purchasers” of ours that they must coordinate their sales under this prospectus with each other and us for purposes of Regulation M. All of the foregoing may affect the marketability of the shares offered in this prospectus.

We will amend or supplement this prospectus as required by the Securities Act.

PRICE RANGE OF OUR COMMON STOCK

On March 31, 2010, we had 115,223,926 shares of common stock outstanding, beneficially held by approximately 14,790 holders.  Effective October 26, 2009, we transferred the listing of our common stock from the NYSE Amex to the NYSE, where we continue to trade under the symbol “BPZ.”

The closing price of our common stock on April 29, 2010, as reported on the NYSE, was $6.84 per share.  The following table shows the high and low intraday sales prices of our common stock during 2007, 2008 and 2009, and the first and second quarter through April 29, 2010:

	High	Low
2007
First Quarter	$6.16	$3.60
Second Quarter	7.95	5.55
Third Quarter	8.00	4.14
Fourth Quarter	13.19	7.61
2008
First Quarter	$23.20	$10.51
Second Quarter	29.52	17.20
Third Quarter	29.88	12.00
Fourth Quarter	17.39	3.95
2009
First Quarter	$9.18	$2.25
Second Quarter	7.65	3.60
Third Quarter	8.07	4.52
Fourth Quarter	9.98	6.05
2010
First Quarter	$9.85	$5.63
Second Quarter (through April 29, 2010)	7.47	6.56

LEGAL MATTERS

The validity of the shares of common stock registered in this offering will be passed upon for the selling security holder by the law firm of Seyfarth Shaw LLP, Houston, Texas.

EXPERTS

Our consolidated balance sheets as of December 31, 2009 and 2008 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2009, incorporated in this prospectus by reference to our annual report on Form 10-K for the year ended December 31, 2009 (filed March  31, 2010) have been audited by Johnson Miller & Co., CPA’s PC, independent registered public accountants, to the extent and for the periods set forth in their report, and are set forth in this prospectus in reliance upon such report given upon the authority of them as experts in auditing and accounting.

Certain estimates of proved oil reserves for us incorporated by reference herein were based upon engineering reports prepared by Netherland, Sewell & Associates, Inc., independent petroleum consultants. These estimates are included and incorporated herein in reliance on the authority of such firm as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the Commission. Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the Commission.

The Company files annual, quarterly and current reports, proxy statements and other documents with the Commission under the Exchange Act. Our file number is 001-12697. The public may read and copy any materials that we file with the Commission at the Commission’s Public Reference Room at Headquarters Office, 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Also, the Commission maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the Commission. The public can obtain any documents that we file electronically with the Commission at http://www.sec.gov. In addition, the Company maintains a website (www.bpzenergy.com) on which we also make available, free of charge, all of the Company’s above mentioned filings with the Commission, including Forms 3, 4 and 5 filed with respect to our equity securities under Section 16(a) of the Securities Act of 1934. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to “incorporate by reference” into this prospectus the information we provide in other documents filed by us with the Commission. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus and any prospectus supplement, or information that we later file with the Commission, modifies and replaces this information. We incorporate by reference the following documents that we have filed with the Commission (except for those items furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K unless otherwise stated therein):

•                       Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 31, 2010, and amended on April 30, 2010.

•                  The following Current Reports on Form 8-K filed by us with the SEC since December 31, 2009:

(1)	Current Report on Form 8-K filed on January 4, 2010;
(2)	Current Report on Form 8-K filed on January 27, 2010;
(3)	Current Report on Form 8-K filed on February 2, 2010;
(4)	Current Report on Form 8-K filed on February 5, 2010;
(5)	Current Report on Form 8-K filed on February 9, 2010;
(6)	Current Report on Form 8-K filed on February 17, 2010;
(7)	Current Report on Form 8-K filed on February 19, 2010;
(8)	Current Report on Form 8-K filed on February 22, 2010;
(9)	Current Report on Form 8-K filed on February 26, 2010;
(10)	Current Report on Form 8-K filed on March 11, 2010;
(11)	Current Report on Form 8-K filed on March 15, 2010;

(12)	Current Report of Form 8-K filed on March 31, 2010;

•                       The description of our common stock contained in our Registration Statement on Form 8-A as filed with the Commission on October 20, 2009, and any amendment or report that may be filed from time to time for the purpose of updating, changing or modifying the description of our common stock.

In addition, all documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise stated therein) after the date of the initial registration statement and prior to the effectiveness of the registration statement, as well as after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities offered hereby have been sold or that deregisters all securities remaining unsold, will be considered to be incorporated by reference into this prospectus and to be a part of this prospectus from the dates of the filing of such documents. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus, unless otherwise indicated on such Form 8-K.

You may obtain copies of this prospectus or any of the incorporated documents (excluding exhibits, unless the exhibits are specifically incorporated) at no charge to you by writing to Corporate Secretary, BPZ Resources, Inc., 580 Westlake Park Blvd., Suite 525, Houston, Texas 77079, or calling (281) 556-6200.

BPZ RESOURCES, INC.

1,630,776 Shares of Common Stock

PROSPECTUS

              , 2010

You should only rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling security holder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

Until                           , 2010 (90 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be requested to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The expenses relating to the registration of the shares of common stock being offered hereby, other than underwriting discounts and commissions, will be borne entirely by us and not the selling security holder. Such expenses are estimated to be as follows:

Item	Amount
SEC Registration Fee	$696
Legal Fees	15,000
Printing and Engraving Fee	5,000
Accounting Fees	5,000
Total	$25,696

Item 15. Indemnification of Directors and Officers.

Under the provisions of Chapter 8 of the Texas Business Organizations Code and the Company’s Certificate of Formation, the Company may indemnify its directors, officers, employees and agents and maintain liability insurance for those persons. Section 8.101 of the Texas Business Organizations Code provides that a corporation may indemnify a governing person, or delegate, who was, is or is threatened to be made a named defendant or respondent in a proceeding if it is determined that the person: (i) conducted himself in good faith; (ii) reasonably believed that (a) in the case of conduct in his official capacity that his conduct was in the corporation’s best interest and (b) in all other cases, that his conduct was at least not opposed to the corporation’s best interest; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. However, if the person is found liable to the corporation, or if the person is found liable on the basis that he received an improper personal benefit, indemnification under Texas law is limited to the reimbursement of reasonable expenses actually incurred by the person in connection with the proceedings and does not include a judgment, a penalty, a fine, and an excise or similar tax, and no indemnification will be available if the person is found liable for willful or intentional misconduct, breach of the person’s duty of loyalty, or an act or omission not committed in good faith that constitutes a breach of a duty owed by the person to the corporation. Under Texas law, indemnification by the corporation is mandatory if the person is wholly successful on the merits or otherwise, in the defense of the proceeding.

The Company’s Certificate of Formation obligates the Company to indemnify its directors and officers to the fullest extent permitted under Texas law. Additionally, the Company’s Certificate of Formation and Bylaws grant it the authority to the maximum extent permitted by Texas law to purchase and maintain insurance providing such indemnification.

Item 16. Exhibits.

No.	Description	Incorporated by Reference to a Previous SEC Filing by the Company (or Filed herewith)
2.1	Plan of Conversion for BPZ Energy, Inc.	Exhibit 2.1 to Form 8-K filed on August 24, 2007
2.2	Merger Agreement between Navidec, Inc. and BPZ Energy, Inc. dated July 8, 2004	Exhibit 10.1 to Form 8-K filed on July 13, 2004
3.1	Certificate of Formation of BPZ Resources, Inc.	Exhibit 3.1 to Form 8-K filed on August 24, 2007
3.2	Bylaws of BPZ Resources, Inc.	Exhibit 3.2 to Form 8-K filed on August 24, 2007
4.1	Form of Certificate of Common Stock of BPZ Resources, Inc.	Exhibit 4.1 to Form 10-Q filed on November 8, 2007
4.2	Indenture for 6.5% Convertible Senior Notes due 2015 by and among BPZ Resources, Inc. and Wells Fargo Bank National Association, as trustee, dated February 8, 2010	Exhibit 4.1 to Form 8-K filed on February 9, 2010
5.1	Opinion on Legality	Previously filed
10.1	Closing Agreement between Navidec, Inc. and BPZ Energy, Inc. dated September 8, 2004	Exhibit 10.1 to Form 8-K filed on September 14, 2004
10.2	License Contract from the Government of Peru for Block Z-1 dated November 30, 2001	Exhibit 10.5 to Form SB-2 filed on February 14, 2005 (SEC File No. 333-122816)
10.3	Amendment to License Contract from the Government of Peru for Block Z-1 dated February 3, 2005	Exhibit 10.5 to Form 10-KSB for the Year Ended December 31, 2004
10.4	License Contract from the Government of Peru for Block XIX dated December 12, 2003	Exhibit 10.6 to Form SB-2 filed on February 14, 2005 (SEC File No. 333-122816)
10.5	License Contract from the Government of Peru for Block XXII dated November 21, 2007	Exhibit 10.9 to Form 10-K filed on March 14, 2008
10.6	License Contract from the Government of Peru for Block XXIII dated November 21, 2007	Exhibit 10.10 to Form 10-K filed on March 14, 2008
10.7

Contract No. 001-2009-Mextipetroperu - Supply of 17,000,000 Barrels of Crude Oil for Talara Refinery dated January 8, 2009, by and among BPZ Exploración & Producción S.R.L., and Petroleos del Perú-PETROPERU S.A.

Exhibit 10.1 to Form 8-K filed on January 14, 2009
10.8	Contract for Sale of Equipment and Services dated September 26, 2008	Exhibit 10.11 Form 10-Q filed on November 10, 2008
10.9

Amendment dated January 23, 2009 to Contract for Sale of Equipment and Services dated September 26, 2008 by and among GE Packaged Power, Inc. GE International, Inc. Sucursal De Peru and Empresa Eléctrica Nueva Esperanza, SRL

Exhibit 10.2 to Form 8-K filed on January 29, 2009
10.10	C Loan Agreement between BPZ Resources, Inc. (formerly BPZ Energy, Inc.) and International Finance Corporation, dated November 17, 2007	Exhibit 10.1 to Form 8-K filed on November 26, 2007
10.11	Loan Agreement between BPZ Exploracion & Produccion S.R.L and BPZ Marine Peru S.R.L and International Finance Corporation dated as of August 15, 2008.	Exhibit 10.15 to Form 10-K filed on March 2, 2009

10.12

Common Terms Agreement between BPZ Exploracion & Produccion S.R.L and BPZ Marine Peru S.R.L., as borrowers, and International Finance Corporation, as lender, and the Additional Secured Facility Lenders dated as of August 15, 2008.

Exhibit 10.16 to Form 10-K filed on March 2, 2009
10.13	BPZ Energy, Inc. 2005 Long-Term Incentive Compensation Plan	Exhibit 4.1 to the Company’s Form S-8 filed on July 5, 2005 (SEC File No. 333- 126388).
10.14	BPZ Resources, Inc. 2007 Long-Term Incentive Compensation Plan	Exhibit 10.1 to Form 8-K filed on August 24, 2007
10.15	BPZ Resources, Inc. 2007 Directors’ Compensation Incentive Plan	Exhibit 10.2 to Form 8-K filed on August 24, 2007
10.16	Placement Agency Agreement and form of Subscription Agreement by and among BPZ Resources, Inc. and Investors with Placement Agents dated as of June 25, 2009	Exhibit 1.1 to Form 8-K filed on June 29, 2009
10.17	Subscription Agreement dated September 15, 2009	Exhibit 10.1 to Form 8-K filed on September 16, 2009
14.1	Code of Ethics for Executive Officers	Exhibit 14.1 to Form 10-KSB/A filed on September 26, 2006
21.1	Subsidiaries of the Issuer	Exhibit 21.1 to Form 10-K filed on March 31, 2010
23.1	Consent of Accountant	Filed Herewith
23.2	Consent of Independent Petroleum Engineers and Geologists	Filed Herewith
23.3	Consent of Attorney	Included in Exhibit 5.1 (previously filed)
24.1	Power of Attorney	Included on the Signature Page hereto

Item 17. Undertakings.

(a)                                  The undersigned registrant hereby undertakes:

1.                                       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.                                          To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.                                       To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered), and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii.                                    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.                                       That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)                                 The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)                                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on May 3, 2010.

BPZ Resources, Inc.

By:	/s/ Manuel Pablo Zúñiga-Pflücker
Manuel Pablo Zúñiga-Pflücker
President & Chief Executive Officer

Each person whose signature appears below constitutes and appoints Manuel Pablo Zúñiga-Pflücker and Edward G. Caminos, and each of them individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any additional registration statement to be filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates indicated.

/s/ MANUEL PABLO ZÚÑIGA-PFLÜCKER	/s/ EDWARD G. CAMINOS
Manuel Pablo Zúñiga-Pflücker	Edward G. Caminos
President, Chief Executive Officer and Director	Chief Financial Officer
May 3, 2010	(Principal Financial Officer)
May 3, 2010

/s/ HEATH W. CLEAVER	/s/ DR. FERNANDO ZÚÑIGA Y RIVERO
Heath W. Cleaver	Dr. Fernando Zúñiga y Rivero
Vice President — Chief Accounting Officer	Director and Chairman of the Board
(Principal Accounting Officer)	May 3, 2010
May 3, 2010

/s/ GORDON GRAY	/s/ DENNIS G. STRAUCH
Gordon Gray	Dennis G. Strauch
Director	Director
May 3, 2010	May 3, 2010

/s/ JOHN J. LENDRUM	/s/ JAMES B. TAYLOR
John J. Lendrum, III	James B. Taylor
Director	Director
May 3, 2010	May 3, 2010

/s/ STEPHEN C. BEASLEY
Stephen C. Beasley
Director
May 3, 2010

INDEX TO EXHIBITS

No.	Description	Incorporated by Reference to a Previous SEC Filing by the Company (or Filed herewith)
2.1	Plan of Conversion for BPZ Energy, Inc.	Exhibit 2.1 to Form 8-K filed on August 24, 2007
2.2	Merger Agreement between Navidec, Inc. and BPZ Energy, Inc. dated July 8, 2004	Exhibit 10.1 to Form 8-K filed on July 13, 2004
3.1	Certificate of Formation of BPZ Resources, Inc.	Exhibit 3.1 to Form 8-K filed on August 24, 2007
3.2	Bylaws of BPZ Resources, Inc.	Exhibit 3.2 to Form 8-K filed on August 24, 2007
4.1	Form of Certificate of Common Stock of BPZ Resources, Inc.	Exhibit 4.1 to Form 10-Q filed on November 8, 2007
4.2	Indenture for 6.5% Convertible Senior Notes due 2015 by and among BPZ Resources, Inc. and Wells Fargo Bank National Association, as trustee, dated February 8, 2010	Exhibit 4.1 to Form 8-K filed on February 9, 2010
5.1	Opinion on Legality	Previously filed
10.1	Closing Agreement between Navidec, Inc. and BPZ Energy, Inc. dated September 8, 2004	Exhibit 10.1 to Form 8-K filed on September 14, 2004
10.2	License Contract from the Government of Peru for Block Z-1 dated November 30, 2001	Exhibit 10.5 to Form SB-2 filed on February 14, 2005 (SEC File No. 333-122816)
10.3	Amendment to License Contract from the Government of Peru for Block Z-1 dated February 3, 2005	Exhibit 10.5 to Form 10-KSB for the Year Ended December 31, 2004
10.4	License Contract from the Government of Peru for Block XIX dated December 12, 2003	Exhibit 10.6 to Form SB-2 filed on February 14, 2005 (SEC File No. 333-122816)
10.5	License Contract from the Government of Peru for Block XXII dated November 21, 2007	Exhibit 10.9 to Form 10-K filed on March 14, 2008
10.6	License Contract from the Government of Peru for Block XXIII dated November 21, 2007	Exhibit 10.10 to Form 10-K filed on March 14, 2008
10.7

Contract No. 001-2009-Mextipetroperu - Supply of 17,000,000 Barrels of Crude Oil for Talara Refinery dated January 8, 2009, by and among BPZ Exploración & Producción S.R.L., and Petroleos del Perú-PETROPERU S.A.

Exhibit 10.1 to Form 8-K filed on January 14, 2009
10.8	Contract for Sale of Equipment and Services dated September 26, 2008	Exhibit 10.11 Form 10-Q filed on November 10, 2008
10.9

Amendment dated January 23, 2009 to Contract for Sale of Equipment and Services dated September 26, 2008 by and among GE Packaged Power, Inc. GE International, Inc. Sucursal De Peru and Empresa Eléctrica Nueva Esperanza, SRL

Exhibit 10.2 to Form 8-K filed on January 29, 2009
10.10	C Loan Agreement between BPZ Resources, Inc. (formerly BPZ Energy, Inc.) and International Finance Corporation, dated November 17, 2007	Exhibit 10.1 to Form 8-K filed on November 26, 2007

10.11	Loan Agreement between BPZ Exploracion & Produccion S.R.L and BPZ Marine Peru S.R.L and International Finance Corporation dated as of August 15, 2008.	Exhibit 10.15 to Form 10-K filed on March 2, 2009
10.12

Common Terms Agreement between BPZ Exploracion & Produccion S.R.L and BPZ Marine Peru S.R.L., as borrowers, and International Finance Corporation, as lender, and the Additional Secured Facility Lenders dated as of August 15, 2008.

Exhibit 10.16 to Form 10-K filed on March 2, 2009
10.13	BPZ Energy, Inc. 2005 Long-Term Incentive Compensation Plan	Exhibit 4.1 to the Company’s Form S-8 filed on July 5, 2005 (SEC File No. 333- 126388).
10.14	BPZ Resources, Inc. 2007 Long-Term Incentive Compensation Plan	Exhibit 10.1 to Form 8-K filed on August 24, 2007
10.15	BPZ Resources, Inc. 2007 Directors’ Compensation Incentive Plan	Exhibit 10.2 to Form 8-K filed on August 24, 2007
10.16	Placement Agency Agreement and form of Subscription Agreement by and among BPZ Resources, Inc. and Investors with Placement Agents dated as of June 25, 2009	Exhibit 1.1 to Form 8-K filed on June 29, 2009
10.17	Subscription Agreement dated September 15, 2009	Exhibit 10.1 to Form 8-K filed on September 16, 2009
14.1	Code of Ethics for Executive Officers	Exhibit 14.1 to Form 10-KSB/A filed on September 26, 2006
21.1	Subsidiaries of the Issuer	Exhibit 21.1 to Form 10-K filed on March 31, 2010
23.1	Consent of Accountant	Filed Herewith
23.2	Consent of Independent Petroleum Engineers and Geologists	Filed Herewith
23.3	Consent of Attorney	Included in Exhibit 5.1 (previously filed)
24.1	Power of Attorney	Included on the Signature Page hereto